NO ACT
732717

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

DIVISION OF
CORPORATION FINANCE

04000870

January 9, 2004

Richard G. Dennis
Senior Counsel
Legal Department
SBC Communications Inc.
175 E. Houston Street
San Antonio, TX 78205

Act: 1934
Section:
Rule: 14A-8
Public Availability: 1-9-2004

Re: SBC Communications Inc.
Incoming letter dated November 24, 2003

Dear Mr. Dennis:

This is in response to your letter dated November 24, 2003 concerning the shareholder proposal submitted to SBC by Robert L. Dosee. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

PROCESSED
JAN 16 2004
THOMSON FINANCIAL

Enclosures

cc: Robert L. Dosee
7927 Misty Forest
San Antonio, TX 78239

Legal Department

SBC Communications Inc.
175 E. Houston Street
San Antonio, Texas 78205

RECEIVED
2003 NOV 25 PM 4:22
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

1934 Act/ Rule 14a-8

November 24, 2003

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: SBC Communications Inc. 2004 Annual Meeting
Shareholder Proposal of Robert L. Dosee Relating to Health Care Plans

Ladies and Gentlemen:

This statement and the material enclosed herewith are submitted on behalf of SBC Communications Inc. ("SBC") pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended. SBC has received a shareholder proposal from Robert L. Dosee relating to the coverage of SBC's health care plans for inclusion in SBC's 2004 proxy materials. For the reasons stated below, SBC intends to omit the proposal from its 2004 proxy statement.

Pursuant to Rule 14a-8(j), enclosed are six copies of each of this statement and the proponent's letter submitting the proposal. A copy of this letter and related cover letter are being mailed concurrently to the proponent advising him of SBC's intention to omit the proposal from its proxy materials for the 2004 Annual Meeting.

***The Proposal***

On November 13, 2003, SBC received a letter from the proponent containing the following proposal:

> *Proposal: Propose that unmarried sexual partners of employees be excluded from our health care plans.*

It is my opinion, after review of applicable law and such other documents as I deemed necessary, that the proposal may be omitted from SBC's proxy statement for the 2004 Annual Meeting for the reasons stated below.

*Reasons the Proposal May be Omitted from the Proxy Statement*

***Pursuant to Rule 14a-8(i)(7): The proposal deals with a matter relating to SBC's ordinary business operations.***

This proposal is an attempt to compel a shareholder vote on an issue of eligibility for employee benefits plan coverage. As such, it deals with matters relating to SBC's ordinary business, and should be excluded under Rule 14a-8(i)(7).

(a) Proposals relating to employee benefits plan coverage have consistently been excluded as relating to ordinary business operations.

The Staff has consistently held that proposals relating to eligibility for, and administration and provisioning of, employee benefit plans may be excluded under Rule 14a-8(i)(7) as relating to the company's ordinary business operations. See, *General Electric Company* (January 10, 2003) (excluding proposal to make changes to medical plan relating to provision of medical data and to issuance of cards); *The Boeing Company* (February 7, 2001) (excluding proposal to rescind company decision to make medical, dental and insurance benefits available to same sex domestic partners of employees); *The Coca-Cola Company* (January 16, 2001) (excluding proposal to offer same benefits to relatives of opposite sex domestic partners that were offered to relatives of same sex domestic partners); *International Business Machines Corporation* (January 2, 2001) (excluding proposal to provide Medicare supplemental insurance to retirees on Medicare); *International Business Machines Corporation* (December 31, 1999) (excluding proposal to require company to adjust its pension plan to mitigate impact of cost of living increases for retired employees); and *International Business Machines Corporation* (January 15, 1999) (excluding proposal to prohibit company from offering medical benefits to friends of company employees or retirees).

The Staff used nearly identical language in each of the No-Action Letters referred to above, stating that the proposal could be omitted from the company's proxy under Rule 14a-8(i)(7), as relating to the company's "ordinary business operations (i.e., employee benefits)."

(b) Specifically, the Staff has permitted the omission of proposals that seek to limit coverage based on sexual orientation.

The proposal submitted to SBC may be omitted from SBC's proxy statement because it relates solely to routine employee benefits plan coverage. SBC has offered benefit plans for many years, and has, in the ordinary course of its business, made regular modifications to the plans during that time that have affected coverage. Decisions about who will be covered by SBC's benefit plans are best left to the expertise of SBC's management, rather than being put to a shareholder vote.

The Staff's letter in *International Business Machines Corporation* ("January 15, 1999 ") (the "January 15 IBM Letter") is directly applicable to the proposal submitted to SBC. The proposal in the January 15 IBM Letter was "No medical benefits shall be extended to, for, or funded by the IBM corporation for any friend or friends of an IBM employee or retiree." The proponent's letter accompanying this proposal stated that the current IBM policy made the proponent "pay for a life style choice that I disapprove of." IBM's no action request described the proposal as "a garden-variety employee benefits plan coverage matter," and noted that it had for many years provided retirement, health and other benefits to is employees, and had modified the plans on a regular basis to meet the changing needs of the company and the employees, in the ordinary course of its business. The Staff concurred with IBM's request in the January 15 IBM Letter to exclude the proposal under Rule 14a-8(i)(7), "as relating to IBM's ordinary business operations (i.e., employee benefits)."

The Staff took similar positions in *The Coca-Cola Company* (January 16, 2001) and *The Boeing Company* (February 7, 2001). In *The Coca-Cola Company* the Staff concurred with the exclusion of a proposal that would require the company to offer to relatives of opposite sex domestic partners the same benefits that were offered to relatives of same sex domestic partners. The proposal in *The Boeing Company* requested that the company's directors rescind a decision extending medical, dental and insurance benefits to same sex domestic partners of company employees. The company noted that it regularly dealt with all kinds of coverage and implementation decisions relating to its benefit plans, and that "Such decisions, including the institution of specific eligibility criteria and the qualification of individual beneficiaries, all fall within the rubric of the Company's ordinary business operations." The Staff concurred with the omission of this proposal from Boeing's proxy statement.

(c) <u>There are no "significant policy issues" that would justify a shareholder vote on this proposal</u>.

The proposal that has been presented to SBC for inclusion in its 2004 proxy statement raises no significant policy issues that would justify a shareholder vote on the benefit plans.

The Staff has previously faced this question about significant policy issues in the context of a same-sex domestic partner health benefit coverage proposal, and did not find any significant policy issue that would require a shareholder vote. Counsel for the proponent in *The Boeing Company* letter cited above attempted to convince the Staff that significant policy issues were present in that proposal, and that the January 15 IBM Letter on which Boeing relied was wrongly decided. The proponent's counsel argued that Boeing shareholders should have the right to vote on the proposal because "The question of the legal status of same-sex domestic partners, and in particular Boeing's policy in regards to such relationships, concern substantial, and controversial policy considerations which are beyond matters which are 'ordinary business operations' in any normal use of that term." The Staff did not agree, however, and in its response concurring in the exclusion of this proposal from the Boeing's proxy, described it as "relating to Boeing's ordinary business operations (i.e., employee benefits).

(d) The shareholder proposal process is not a proper forum for resolving health benefits coverage issues.

A stockholder proposal process is not an appropriate place to raise issues with respect to health benefit coverage. This type of benefit decision is best left to the expertise of the SBC's management, employing its practiced judgment after a careful review of costs, effects on the workplace, collective bargaining agreements, and other tangible and intangible consequences. It falls clearly within SBC's day to day ordinary business operations.

SBC has extensive experience in developing and implementing health benefit plans, including making decisions about coverage, eligibility and qualifications. Such decisions require expertise of experienced management, to insure that the health benefit plans will further the company's objectives with respect to attracting and retaining its workforce. This is precisely the type of situation that Rule 14a-8(i)(7) was drafted to address.

It follows from the above that the proposal submitted to SBC for its 2004 proxy statement may be omitted pursuant to Rule 14a-8(i)(7), because it relates to SBC's ordinary business operations.

***Pursuant to Rule 14a-8(i)(1): The proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of SBC's organization***

This proposal is not a proper subject for a shareholder vote and may be excluded because it is a binding proposal on SBC's directors, removing from them the right to make decisions with respect to health benefits plan coverage.

Rule 14a-8(i)(1) states that a company may exclude a shareholder proposal from its proxy if the proposal is "not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization." The Note to Rule 14a-8(i)(1) states that, "Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law." The Staff has consistently concurred in the exclusion of binding proposals. See *DCB Financial Corp.* (March 5, 2003) (proposal directing company's board to retain investment bank for sale of company); *Citigroup Inc.* (February 18, 2003) (proposal requiring return of "monetary gains," voiding of options and bonuses and termination of option and bonus programs); *Phillips Petroleum Company* (March 13, 2002) (proposal mandating limits on increases in officers' salaries).

Section 141 of the General Corporation Law (the "DGCL") of the State of Delaware, the state of SBC's incorporation, states that "The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation. There are no provisions in the DGCL or SBC's certificate of incorporation that remove from the board of directors, or give directly to the shareholders, the power to exclude any group of persons from SBC's health benefits plans. Accordingly, this proposal submitted to SBC is not a proper subject for shareholder action, and may be excluded under Rule 14a-8(i)(1).

**Pursuant to Rule 14a-8(i)(2): The proposal would, if implemented, cause SBC to violate a state or federal law of the United States.**

**Pursuant to Rule 14a-8(i)(6): SBC would lack the power or authority to implement the proposal.**

In order to implement proponent's proposal, SBC would be required to modify the provisions of a health plan that has been negotiated in collective bargaining agreements with the labor unions representing many of SBC's employees. Such a modification would also constitute a violation of the existing union contract SBC entered into with the Communications Workers of America (the "CWA") in 2001. According to SBC's records, Mr. Dosee is an employee of a subsidiary of SBC, and in his current position he is represented by the CWA.

Section 8(d) of the National Labor Relations Act ("NLRA") requires employers and unions to meet and confer in good faith with respect to "wages, hours, and other terms and conditions of employment." These are generally referred to as "mandatory subjects of bargaining." The provision of medical benefit plans is a mandatory subject of bargaining. *W.W. Cross and Co. v. NLRB,* 174 F2d. 875 (1st Cir. 1949). SBC is an employer and is subject to the NLRA.

Concurrent with the execution of SBC's labor agreements with the CWA in 2001, SBC and the CWA executed the 2001 Settlement Agreement which contained, among other things, a provision that the various medical, dental, vision and other benefit plans shall be continued for members of the bargaining unit. The exclusion or inclusion of employees and other individuals, as well as the medical related services provided, are matters set forth in the negotiated health care benefit plans. Proponent's proposal is, in effect, a modification of SBC's health care plans for bargained employees without negotiating with or receiving the approval of the statutorily recognized exclusive bargaining representative of the bargaining unit covered by the 2001 labor agreements. It is a *per se* violation of Section 8(a)(5) of the National Labor Relations Act for an employer to bypass the duly recognized labor union and negotiate, discuss or effect a change in employee benefits directly with a member of the union. The employer is only permitted to negotiate subjects of bargaining with elected representatives of the union. Mr. Dosee is not such a representative. The National Labor Relations Board, as well as many courts, have recognized such an act as "direct dealing" which, by its very nature, improperly affects the bargaining relationship, and is therefore unlawful. *Medo Photo Supply Corp. v. NLRB,* 321 US 678 (1944); *Outdoor Venture Corp.*, 336 NLRB 97 (2001); *General Electric Company,* 150 NLRB 192 (1964), order enforced at 418 F.2d 736 (2d Cir. 1969); *Brannan Sand & Gravel Co.,* 314 NLRB 282 (1994).

SBC has no unilateral power to modify the health care plans provided for in the collective bargaining agreements. Since implementation of the proposal would require modification of these health care plans, this would result in an unlawful breach of what are valid and lawful obligations of SBC under the collective bargaining agreements. The proposal would therefore result in a violation of federal law. As such the Proposal such be excluded under Rule 14a-8(i)(2) as unlawful.

Because implementation of the proposal would cause SBC to unilaterally breach the terms of its collective bargaining agreement, the proposal is also beyond the legal power of SBC to implement under Rule 14a-8(i)(6). Since the collective bargaining agreements are governed by the laws of the United States, and since SBC cannot implement the proposal without violating the terms of these collective bargaining agreements and federal law, SBC believes that the proposal may be excluded on the basis of Rule 14a-8(i)(6).

The staff has consistently permitted the exclusion of shareholder proposals pursuant to Rule 14a-8(i)(2) if the proposal would cause the registrant to violate state or federal law, including breaching existing contractual relations. *Citigroup Inc.* (February 18, 2003) (proposal requesting return of monetary gains by senior managers and invalidating past bonuses paid and options granted, and terminating stock option programs and bonus programs may be excluded under Rule 14a-8(i)(2) because it may cause the company to breach existing compensation agreements)[1]; *Duke Energy Corporation* (January 16, 2002) (proposal requesting the board of directors to seek shareholder approval for all present and future executive officer severance pay agreements could be omitted under Rules 14a-8(i)(2) and 14a-8(i)(6) because it may cause the company to breach its existing severance agreements); *The Goldfield Corporation* (March 28, 2001) (proposal urging directors to seek shareholder approval for all present and future executive officer severance pay agreements could be excluded under rules 14a-8(i)(2) and 14a-8(i)(6) because it may cause the company to breach its

[1] Although there have been some letters where the staff has permitted a proposal violative of applicable laws to be revised to apply only to future contracts--rather than existing contracts- this is not the situation we have here, and those staff letters are readily distinguishable in this respect. In letters where the staff has permitted revision of proposals to apply only to future contracts (including the *Citigroup*, *Duke Energy* and *Goldfield* letters cited in the text above), the proposal related to general compensation or other policy matters, not, as here, to health care plans that were the subject of collective bargaining agreements, and are therefore not subject to unilateral modification. In this instance, and unlike the letters in which the Staff has permitted revision, SBC remains under collective bargaining agreements with its unions, and has an ongoing obligation to negotiate with those unions in the future; therefore SBC will not be in a position to unilaterally implement the proposal, even if it were approved by a shareholder vote.

existing severance agreements); *International Business Machines Corporation* (February 27, 2000) (Staff concurred that proposal to terminate and renegotiate CEO's contract could be excluded under Rule 14a-8(i)(2)).

Therefore, in my opinion the proposal is properly excludable from SBC's proxy materials under Rule 14a-8(c)(2).

***Pursuant to Rule 14a-8(i)(3): The proposal and the supporting statement are contrary to Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials***

Rule 14a-8(i)(3) permits the exclusion of proposals and supporting statements that are materially false or misleading. SBC believes that the proposal and the supporting statement can both be excluded on these grounds.

A majority of the statements in the proponent's supporting statement are presented as facts, but are actually proponent's opinion or moral judgment. Such statements include:

- "Endorsing and financially supporting immoral behavior is wrong."
- "The contract provision enacted three years ago to include same gender sexual partners of employees in our health plan was a dramatic departure from this honorable reputation."
- "The current policy threatens the financial viability of our health care plan."
- "The behaviors covered by this plan cause a much higher rate of sickness and chronic disease."
- "The average life span of people engaging in homosexual behavior is less than 50 years compared to the overall population life span of over 70 years."
- "Chronically sick people have a great incentive to 'partner' with SBC employees."

These statements are presented without any documentation or attribution, so that shareholders to whom such proposal would be presented for a vote will not be able to ascertain the veracity or reliability of the statements for themselves. The Staff has previously permitted exclusion of proposals or portions thereof under Rule 14a-8(i)(3) where statements were not documented or labeled as opinion. See *Archer Daniels Midland Company* (August 14, 1987) (concurring in exclusion of several "whereas" clauses unless they were supported by documentation or recast as opinions of the proponent).

Other statements in the proponent's submission are misleading in different ways. The proponent states "Since enactment of this contract provision our stock has gone down and our health care costs have risen dramatically." This statement ignores the fact that stock prices have dropped throughout the telecommunications industry during this period, and that health care costs have risen generally throughout the US. The proponent, instead, implies that the "behaviors covered by this plan" (these "behaviors" are not specified by the proponent, but may (or may not) refer to "homosexual behavior" mentioned in proponent's next sentence) are the sole cause in stock price decrease and health care cost increase. Similarly, the proponent states that since "sexual partnerships of unmarried people is (sic) not clearly defined in law or common practice," SBC "has a difficult task in excluding any claimants for health benefits." This statement implies that SBC has acknowledged difficulty in implementing its health benefits plans. The proponent has no basis for attributing anything of the sort to SBC.

Finally, the proposal itself is vague and misleading. It is not clear who the "unmarried sexual partners of employees" are that the proponent wants to bar from health benefits. Taken by itself, the proposal does not refer to same-sex partners. Yet the proponent's supporting statement refers expressly to the alleged problems of "same gender sexual partners of employees" and "homosexual behavior." Shareholders voting on this proposal would have to speculate on whether all unmarried couples would be affected, or just same sex couples. Because it is not clear in the proposal who would be denied health benefit coverage, the proposal is misleading, and may be omitted from SBC's proxy in accordance with Rule 14a-8(i)(3).

* * *

For the reasons set forth above, in my opinion, SBC may omit the proposal from its proxy materials for its 2004 Annual Meeting under Rule 14a-8. Please acknowledge receipt of this letter by date-stamping and returning the extra enclosed copy of this letter in the enclosed self-addressed envelope.

Sincerely,

Richard G. Dennis
Senior Counsel

Enclosures

cc: Robert L. Dosee

RECEIVED
NOV 1 3 2003
CORPORATE SECRETARY'S OFFICE

SBC COMMUNICATIONS INC. LEGAL DEPARTME... RECEIVE
NOV 1 3 2...
ab

Robert L. Dosee
7927 Misty Forest
San Antonio, TX 78239

November 10, 2003

SBC Communications, Inc.
Vice President and Secretary
175 E. Houston
San Antonio, TX 78205

Dear Sir or Madam:

I respectfully submit the following proposal to the stockholders of SBC Communications, Inc. for their consideration at the next meeting of share owners. I am the owner of $2000 worth of SBC stock which is in the SBC 401K Savings Plan. I intend to maintain this ownership through the meeting and will be present or arrange for a representative to be present to present the proposal.

Proposal: Propose that unmarried sexual partners of employees be excluded from our health care plans.

Rationale: Endorsing and financially supporting immoral behavior is wrong. SBC Policy and culture has always endorsed and enforced the highest ethical and moral standards. The contract provision enacted three years ago to include same gender sexual partners of employees in our health plan was a dramatic departure from this honorable reputation.

The current policy threatens the financial viability of our health care plan. Since enactment of this contract provision our stock has gone down and our health care costs have risen dramatically. The behaviors covered by this plan cause a much higher rate of sickness and chronic disease. The average life span of people engaging in homosexual behavior is less than 50 years compared to the overall population life span of over 70 years. Our CEO recently sent a letter to all employees clearly documenting the increased costs since the last contract.

Sexual partnerships of unmarried people is not clearly defined in law or common practice. This means that the company has a difficult task in excluding any claimants for health benefits. Chronically sick people have a great incentive to "partner" with SBC employees.

Recommend the owners of SBC, Inc. approve this proposal to eliminate an immoral, unethical, and financially detrimental policy.

Sincerely,

Robert L. Dosee

Robert L. Dosee
Customer Services Technician, SBC

**DIVISION OF CORPORATION FINANCE**
**INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS**

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 9, 2004

**Response of the Office of Chief Counsel**
**<u>Division of Corporation Finance</u>**

Re: SBC Communications Inc.
Incoming letter dated November 24, 2003

The proposal requests that unmarried sexual partners of employees be excluded from SBC's health care plans.

There appears to be some basis for your view that SBC may exclude the proposal under rule 14a-8(i)(7), as relating to SBC's ordinary business operations (i.e., employee benefits). Accordingly, we will not recommend enforcement action to the Commission if SBC omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which SBC relies.

Sincerely,

Lesli L. Sheppard-Warren
Attorney-Advisor